

June 3, 2025

Shi Qiu
Chief Executive Officer
Mercurity Fintech Holding Inc.
1330 Avenue of the Americas, Fl 33
New York, NY 10019

> **Re: Mercurity Fintech Holding Inc.**
> **Registration Statement on Form F-3**
> **Filed May 20, 2025**
> **File No. 333-287428**

Dear Shi Qiu:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3

General

1. Please include a prospectus summary heading pursuant to Item 3 of Form F-3. In the prospectus summary, please also address the following:
    - Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your company's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your

subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

- Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Please also disclose whether you have cash management policies that dictate how and when funds are transferred or distributed. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements. If no difficulties are identified, then state that there is no assurance that the PRC government will not intervene or impose restrictions on your company's ability to transfer cash into or out of China and/or Hong Kong.

Cover Page

2. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. In addition, provide cross-references to the consolidated financial statements in your Form 20-F filed April 30, 2025.

3. We note your disclosure on the cover page that "[t]o a certain extent, we are subject to legal and operational risks associated with having part of our operations, in mainland China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, and changes in Chinese laws and regulations." Please revise to remove the words "[t]o a certain extent."

Summary of Risk Factors
Risks Relating to Doing Business in the PRC, page 6

4. In this section, disclose in more detail the risks that your corporate structure and having the company's operations in China and Hong Kong poses to investors, with cross-references to the more detailed discussion of these risks in your Form 20-F filed April 30, 2025. For example, specifically discuss the risk that the Chinese government may intervene or influence your operations at any time, which could result in a

material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

<u>Enforceability of Civil Liabilities, page 27</u>

5.   We note that your enforceability of civil liabilities discussion addressing the enforceability of civil liabilities in Hong Kong. Please revise to disclose how you arrived at your conclusions with respect to such discussion. To the extent that you relied on an opinion of counsel, please identify counsel and include counsel's consent as an exhibit.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at 202-551-6553 or Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Huan Lou, Esq.